U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549
                                                                 SEC FILE NUMBER
                                   FORM 12b-25                      000-17449

                           NOTIFICATION OF LATE FILING             CUSIP NUMBER
                                  (Check One):                     742806 30 0

    [x] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB
                                 [ ] Form N-SAR

For Period Ended: June 30, 1999

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:            Procyon Corporation

Former Name if Applicable:          Not Applicable

Address of Principal Executive
Office (Street and Number):         1150 Cleveland Street, Suite 410

City, State and Zip Code:           Clearwater, Florida  33755

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PART II - RULES 12b-25(b) and (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed
[X] due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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


PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q or N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

     The financial statements were not completed in sufficient time to enable the Company to complete the narrative portion of the Form 10-KSB, to provide it to management and the directors for review, and to finalize and file it in the prescribed time period.

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PART IV - OTHER INFORMATION
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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification: J.B. Anderson, (727) 447-2998.

(2) Have all other period reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof? [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Net sales, gross profit and net loss (after dividend requirements for Preferred Stock) during fiscal 1999 were approximately $293,000, $252,000 and $690,000, respectively. This compares to net sales, gross profit and net loss (after dividend requirements for Preferred Stock) during fiscal 1998 of approximately $371,000, $190,000 and $899,000, respectively.

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                               Procyon Corporation
                        --------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: September 28, 1999                By: /s/ John C. Anderson
------------------------                ----------------------------------------
                                        John C. Anderson, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)